October 25, 2005

Mail Stop 4561

Frank C. Spencer
Chief Executive Officer
Cogdell Spencer Inc.
4401 Barclay Downs Drive, Suite 300
Charlotte, NC 28209

      Re:	Cogdell Spencer Inc.
		Amendments No. 4 and 5 to Registration Statement on Form
S-
11
      Filed October 24, 2005 and October 25, 2005
		File No.  333-127396

Dear Mr. Spencer:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy of Amendment
No. 4.

Distribution Policy, page 14
1. We note that your initial distribution will represent almost
150%
of estimated available cash. The disclosure also states that you "may" need to increase borrowings, including borrowing under your unsecured credit facility, if you have underestimated cash available for distribution. Since your estimate of available cash reflects a substantial shortfall, it appears that you will need to borrow funds even if your current estimate of available cash is accurate. Please revise the summary to clarify this point.

Risk Factors

In addition to customary underwriting discounts..., page 38
2. Please revise to describe the additional risk that this conflict of interest could cause the underwriters to proceed with the offering under terms or conditions that they might not otherwise accept. Also, please clearly state that all of the underwriters participating in pricing the offering are participating, directly or indirectly, in the credit facility and have this conflict of interest. Finally, please revise the caption to more concisely indicate the risk you are disclosing.

Distribution Policy, page 44
3. Please revise to describe the restrictions on your ability to make distributions under the terms of your unsecured credit facility.
We
note the disclosure on pages 31 and 67.

Liquidity and Capital Resources, page 62
4. Please revise to discuss possible cash requirements relating to either the acceleration or refinancing of loans on the four properties for which lender consents have not yet been obtained. Refer to page 36. Also, please tell us whether your failure to obtain lender consents for the consolidation of these properties or the acceleration of the loans on these properties (as a result of transfer without consent) would implicate in any way the financial covenants or other terms of default under your line of credit or any other debt instrument to which you are subject.

Short-Term Liquidity Needs, page 63
5. We note your response to prior comment 8. Disclosure in footnote
(3) on page 81, however, states that you expect to purchase the Mary
Black Westside property for $2.4 million in cash, and that you expect to fund the purchase with your new credit facility. In light of this disclosure, please include a discussion of the expected acquisition and the source of funding in your Liquidity section.

Exhibits
6. Please confirm that you will file signed and dated legal and tax opinions prior to the effective date of the registration statement.
The form of opinion filed with Amendment No. 4 is not sufficient.
7. Please file executed copies of the Agreement and Plan of Merger (Exhibit 10.6) and the Put Agreement (Exhibit 10.20).
8. We note your response to prior comment 14. Please tell us whether any of your executive officers or directors are receiving OP units, shares or cash through the contribution agreement filed as Exhibit
10.14. If so, please file a schedule providing detailed disclosure of the consideration to be received by these holders under the contribution agreement.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Kristina Beshears at 202-551-3429 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director

cc:	Andrew S. Epstein (via facsimile)

??

??

??

??




Frank C. Spencer
Cogdell Spencer Inc.
October 25, 2005
Page 3